Exhibit 4(b)(xv)

Lord Blackwell

Chairman

5 December 2017

Private & Confidential

The Lord Lupton CBE

Dear James,

Chairman - Lloyds Bank Corporate Markets plc

My letter of 2 March, 2017 requires me to write to you following your formal appointment as a Director and Chairman of Lloyds Bank Corporate Markets plc (‘LBCM’) from 3 August 2017, following receipt from the Prudential Regulatory Authority of a conditional banking licence with restrictions with effect from 25 July 2017.

Your appointment to the Board of LBCM follows your role as Chairman of the Non-Ring Fence Bank Preparatory Board.

The terms and conditions of your appointment as a Director and Chairman of LBCM are as set out in my letter of 2 March, 2017 save that you will also serve as Chairman of the LBCM Nomination Committee (subject to and with effect from receipt of regulatory approval) and as a member on its Board Risk, Audit and Remuneration Committees.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment.

Many thanks and Best wishes,

/s/ Norman Blackwell

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority under number 169628

I acknowledge receipt of the letter dated 5 December, 2017 of which this is a copy and accept the terms of appointment.

Signed /s/ Lord Lupton
Date 3rd January 2018

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ